NEWPORT GROUP SECURITIES, INC.
(SEC ID. No. 8-44508)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL REPORT

December 31, 2017

PUBLIC DOCUMENT

Filed as PUBLIC information pursuant to Rule 17a-5e(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2017   AND ENDING   December 31, 2017

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 Primera Blvd. , Suite 200

                                    (No. and Street)

Lake Mary	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean N. Havlin   (925) 328-4416

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BPM LLP

                            (Name – *if individual, state last, first, middle name*)

2001 N. Main Street, Suite 360	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    (X)... Certified Public Accountant
    ( )... Public Accountant
    ( )... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sean N. Havlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc. as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sean N. Havlin
Signature

CFO
Title

Lois J World
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) Independent Auditor's Report on Internal Accounting Control

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California   )

County of _Contra Costa_   )

On _2/28/18_ before me, _Lois J World, Notary Public_ ,
_(here insert name and title of the officer)

personally appeared _Sean Havlin_ _____

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.



LOIS J. WORLD
COMM. #2194144
Notary Public · California
Contra Costa County
My Comm. Expires Apr. 27, 2021

WITNESS my hand and official seal.

Signature _Lois J World_ _____   (Seal)

NEWPORT GROUP SECURITIES, INC.

CONTENTS



2001 North Main Street, Suite 360, Walnut Creek, CA 94596

Phone (925) 296-1040   **Fax** (925) 296-1099   **Email** bpm@bpmcpa.com   **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Newport Group Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BPM LLP

We have served as Newport Group Securities, Inc.'s auditor since 2015.
Walnut Creek, California
February 28, 2018

NEWPORT GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	4,474,892
Receivables, net		3,685,981
Prepaid expenses and other assets		127,523
Deferred tax asset, net		36,907
Total assets	$	8,325,303

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued commissions	$	640,398
Due to related party		1,624,775
Other liabilities		522,237
Total liabilities		2,787,410
Commitments and Contingencies (Note 6)		
Stockholder's equity:		
Common stock, $1.00 par value; 2,000 shares authorized;		
100 shares issued and outstanding		100
Additional paid-in capital		1,145,230
Retained earnings		4,392,563
Total stockholder's equity		5,537,893
Total liabilities and stockholder's equity	$	8,325,303

The accompanying notes are an integral
part of this financial statement.

1. **Nature of Business and Summary of Significant Accounting Policies**

   Nature of Business

   Newport Group Securities, Inc. ("NGS"), a Florida corporation and a wholly owned subsidiary of Newport Group Holdings I, Inc. ("NGH"), is a limited broker/dealer and registered investment advisor. NGS is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). NGS operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i) thereof. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, NGS provides advice on similar investment strategies. Newport Group Securities, Inc.'s target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. Newport Group Securities, Inc.'s marketing and sales activities are conducted on a nation-wide basis.

   A summary of the Company's significant accounting policies follows:

   Cash

   Cash includes interest-earning deposits, and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

   Receivables, net

   Receivables are primarily for commissions and investment consulting fees. Receivables are recorded at net realizable value. Receivables include $645,299 of unbilled receivables as of December 31, 2017. Unbilled receivable represents amounts due for services performed that have not been billed. Unbilled receivables are expected to be billed and collected during the next year. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2017, in the opinion of management, an allowance for doubtful accounts of $155,864 was deemed necessary.

   Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred income tax expense or credit represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax asset and liabilities are individually classified as current and non-current based on their characteristics.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

1. **Nature of Business and Summary of Significant Accounting Policies,** continued

    Recently Issued Accounting Pronouncement

    In May 2014 and subsequently adjusted thereafter, the FASB issued amended revenue recognition guidance, Revenue from Contracts with Customers (Topic 606), to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required about customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This accounting guidance is effective for the Company beginning in fiscal year 2018 using one of two prescribed retrospective methods. The Company is evaluating the impact of the amended revenue recognition guidance on its financial statements.

2. **Other Liabilities**

    Other liabilities consisted of the following as of December 31, 2017:

Deferred revenue	$	46,049
Accrued mutual fund expense		112,563
Accrued investment consulting expense		112,618
Other		251,007
	$	522,237

3. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital, as defined, of $1,777,117 which was $1,591,290 in excess of its required net capital of $185,827. At December 31, 2017, the ratio of aggregate indebtedness to net capital was 1.57 to 1. The Company has no liabilities, which are subordinated to the claims of general creditors.

4. **Related-Party Transactions**

On December 1, 2003, the Company entered into an expense sharing arrangement with Newport Group, Inc. ("NGI"), formerly known as The Newport Group, Inc., a sister company. Under the expense sharing arrangement, NGI permits the Company to market and distribute its products and services from NGI's facilities used in conjunction with NGI's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. NGI will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by NGI and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2017, the Company incurred $16,879,277 in expenses related to its cost sharing agreement with NGI. These expenses are included in various expense items in the accompanying statement of income. As of December 31, 2017, $653,089 was due to NGI related to the cost sharing agreement as amended in May 2017.

As of December 31, 2017, the Company owed $887,101 to its parent company, NGH, for federal and state income taxes for the year ended December 31, 2017.

As of December 31, 2017, $29,585 was due to NGI for client service fees collected by NGS on behalf of the Company as the result of clients remitting payments to the incorrect lockbox.

As of December 31, 2017, $55,000 was due to Newport Group Consulting, Inc. ("NGC") for client service fees collected by NGS on behalf of the Company as the result of clients remitting payments to the incorrect lockbox. NGC is a sister company to the Company.

5. **Income Taxes**

The components of the net deferred tax asset included in the statement of financial condition as of December 31, 2017 was as follows:

Deferred tax assets:		
Provision for allowance for doubtful accounts	$	36,907
Total deferred tax assets		36,907
Deferred tax liabilities:		
Unrealized gain on investment		-
Total deferred tax liabilities		-
Deferred income taxes, net	$	36,907

5.   **Income Taxes**, continued

The Company files federal and state income tax returns on a consolidated basis with NGH where applicable. As such, the Company's tax provision, and related payable, as of and for the year ended December 31, 2017 was prepared using the separate-return method. The Company pays to or receives from NGH amounts equivalent to income tax charges or credits. As of December 31, 2017, $887,101 is owed to NGH for income taxes. Deferred income taxes are established based upon temporary differences within the Company.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions that may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2013.

On December 22, 2017, the Tax Cuts and Jobs Act which reforms the U.S. Tax legislation and related laws, was signed into law. One of the provisions of the new tax law reduces the Company's U.S. federal corporate income tax rate from the current 34% to 21%. Our deferred tax assets or liabilities were revalued to at the new lower 21% tax rate. The Company continues to evaluate the impact of the new tax law on its financial condition and results of operations.

6.   **Commitments and Contingencies**

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

From time to time, the Company is involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion, the legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

7.   **Subsequent Events**

The Company evaluated subsequent events for recognition and disclosure through February 28, 2018, the date which this financial statement was issued. Nothing has occurred outside normal operations since that required recognition or disclosure in this financial statement.